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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2004

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51,
S-11590,
Stockholm,
Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
Date: May 28, 2004	By:	/s/ PER HÖJGÅRD Name: Per Höjgård Title: Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  our substantial indebtedness;

  •
  our ability to obtain sufficient short-term credit to finance our spot market crude oil purchases and long-term credit to finance our future capital expenditures;

  •
  volatility in refining margins and in market prices for crude oil and refined products;

  •
  operational hazards;

  •
  our future capital needs;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to remediate contaminated sites within budgeted amounts;

  •
  our ability to hedge against currency, commodity and interest rate risks;

  •
  agreements or disagreements among members of OPEC; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. In addition, certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF CERTAIN INFORMATION

        Unless otherwise indicated, in this report, references to:

  •
  "SEK," "krona" or "kronor" are to the lawful currency of Sweden;

  •
  "$" or "dollars" are to the lawful currency of the United States of America; and

  •
  "€" or "euro" are to the single currency of the participating Member States in the Third State of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

        We present our financial statements in kronor. In addition, solely for the convenience of the reader, certain kronor amounts have been translated into dollars using the Swedish Central Bank's exchange rate for the krona against the dollar on March 31, 2004 of $1.00 = SEK 7.56. On May 24, 2004, the Swedish Central Bank's exchange rate for the krona against the dollar was $1.00 = SEK 7.6075.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Income Statements (unaudited)

	Three Months Ended March 31,
	2003	2004
	SEK	SEK (in millions)	$
Revenues (note 2)	12,560	10,551	1,395
Excise duties	(2,214)	(2,090)	(276)

Sales revenue (note 2)	10,346	8,461	1,119
Cost of goods sold	(9,643)	(7,855)	(1,039)

Gross profit	703	606	80
Selling expenses	(197)	(188)	(25)
Administrative expenses	(119)	(103)	(13)
Other operating income	79	69	9

Operating income (note 3)	466	384	51
Interest income	9	15	2
Interest expense	(122)	(137)	(18)
Other financial income/(expenses), net (note 4)	33	(128)	(17)

Income before taxes	386	134	18
Income taxes	(108)	(37)	(5)
Minority interests	(1)	(1)	(0)

Net profit	277	96	13

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2003	As of March 31, 2004
	SEK	SEK (in millions)	$
ASSETS
Fixed assets
Intangible fixed assets
Goodwill	829	776	103

Total intangible assets	829	776	103
Tangible assets
Land and building, net	834	822	108
Plant and machinery, net	5,496	5,384	712
Capitalized turnaround cost, net	315	289	38
Equipment, tools fixtures and fittings, net	720	702	93
Construction in progress	291	347	46

Total tangible fixed assets	7,656	7,544	997
Financial assets
Participation in associated companies	5	5	1
Receivables from associated companies	0	0	0
Other securities held as fixed assets	2	2	0
Other long-term receivables	103	113	15

Total financial assets	110	120	16
Total fixed assets	8,595	8,440	1,116
Current assets
Inventories (note 5)	4,679	3,176	420
Accounts receivable	2,947	2,777	367
Receivables from associated companies	0	0	0
Other receivables	221	200	27
Prepaid expenses and accrued income	218	354	47

	8,065	6,507	861
Cash and cash equivalent	633	1,110	147
Total current assets	8,698	7,617	1,008

TOTAL ASSETS	17,293	16,057	2,124

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2003	As of March 31, 2004
	SEK	SEK (in millions)	$
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity (note 6)
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0

	1	1	0
Non-restricted equity
Profit brought forward	3,217	3,480	460
Profit for the year	226	96	13

Total shareholders' equity	3,444	3,577	473
Minority interests	8	9	1
Provisions
Pension provision	208	205	27
Deferred tax liability	818	828	110
Other provisions	21	21	3

Total provisions	1,047	1,054	140
Liabilities
Long-term liabilities
Shareholder loans	242	242	32
Bond loan	2,774	2,828	374
Liabilities to credit institutions	1,900	1,553	206
Bank overdraft facility	1	—	—
Other long-term liabilities	1	1	0

Total long-term liabilities	4,918	4,624	612

Current liabilities
Liabilities to credit institutions	3,122	2,520	333
Advanced payment from customers	164	174	23
Accounts payable	1,716	1,675	222
Liabilities to parent company	11	10	1
Liabilities to associated companies	1	3	0
Income tax payable	6	6	1
Other liabilities	1,349	1,332	176
Accrued expenses and prepaid income	1,507	1,073	142

Total current liabilities	7,876	6,793	898

TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS, PROVISIONS AND LIABILITIES	17,293	16,057	2,124

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended March 31,
	2003	2004
	SEK	SEK (in millions)	$
Income from operation
Income after financial items	386	134	18
Adjustments for non-cash items
Deprecation and amortization	217	262	35
Unrealized exchange losses/(gains)	(41)	141	18
Other adjustments for non-cash items	4	1	0

Cash flow from operating activities before changes in working capital	566	538	71
Cash flow in working capital
(Increase)/Decrease in inventories	(426)	1,503	199
Decrease in current receivables	179	37	5
Decrease in current liabilities	(502)	(468)	(62)
Cash flow from/(used in) operating activities	(183)	1,610	213

Investment activities
Investment in tangible fixed assets	(104)	(84)	(11)
Acquisition of subsidiary	—	(14)	(2)
Sale of subsidiary	—	(10)	(1)
Sale of tangible fixed assets	3	0	0
(Increase)/Decrease in financial fixed assets	0	0	0

Cash flow used in investment activities	(101)	(108)	(14)
Financing operation
New loans from credit institutions	745	98	13
Payment of loans to credit institutions	(660)	(1,123)	(149)

Cash flow from/(used in) financing activities	85	(1,025)	(136)
Cash flow of the period	(199)	477	63
Cash and cash equivalents at the beginning of the period	461	633	84
Exchange-rate difference in cash and cash equivalents	0	0	0

Cash and cash equivalents at the end of the period	262	1,110	147
Supplementary disclosures
Cash flow interest
Interest received	9	9	1
Interest paid	(218)	(219)	(29)
Items included in cash and cash equivalents
Cash and bank balance	233	939	124
Short-term investments	29	171	23
Total cash and cash equivalents	262	1,110	147

Preem Holdings AB and Consolidated Financial Statements

Notes to Consolidated Financial Statements
Three-Month Period Ended March 31, 2003

Note 1.    Basis of presentation

        Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB (publ) ("Preem Petroleum") that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB (publ), its parent company ("Corral"), and Preem Petroleum, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral contributed all of the issued and outstanding shares of Preem Petroleum to the Company on March 19, 2001. The Company is wholly owned by Corral, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Al-Amoudi.

        The Company applies the Swedish Annual Account Act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The Company's principal assets as of March 31, 2004 consist of all of the issued and outstanding shares of Preem Petroleum and an inter-company loan to Preem Petroleum. The Company's principal liability as March 31, 2004 of consists of €305 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which the Company issued €250 million on April 10, 2001 and €55 million on July 20, 2001.

        The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. For further information, see note 26 of the Company's Consolidated Financial Statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the "2003 Annual Report").

        The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

        There has been no material change in the Company's related party transactions since December 31, 2003. For further information, see item 7.B in the Company's 2003 Annual Report.

Note 2.    Sales revenue

	Three months ended March 31,
	2003	2004
Supply and Refining	9,578	8,020
Marketing	3,256	2,243
Exchange rate differences	(42)	18
Group eliminations	(2,446)	(1,820)

Total	10,346	8,461

Note 3.    Operating income

	Three months ended March 31,
	2003	2004
Supply and Refining	599	332
Marketing	34	34
Other Non-allocated Income (expense), net	(167)	18

Total	466	384

Note 4.    Other financial income/(expenses), net

	Three months ended March 31,
	2003	2004
Exchange rate gains/(losses) on assets	(11)	0
Exchange gains/(losses) on liabilities	44	(128)

Total	33	(128)

Note 5.    Inventories

        The group inventory values include the equivalent of SEK 46 million as of March 31, 2004, and SEK 208 million as of December 31, 2003, relating to loaned inventory volumes. Borrowed inventory volumes representing a total inventory volume of SEK 136 million as of March 31, 2004 and SEK 30 million as of December 31, 2003, are not included in the inventory value.

        The inventory consists of the following items:

	As of December 31, 2003	As of March 31, 2004
Raw materials and supplies	2,756	1,356
Finished products	1,923	1,820

Total	4,679	3,176

Note 6.    Shareholders' Equity

        The changes in shareholders' equity in Preem Holdings AB and its consolidated subsidiaries for the period December 31, 2003 to March 31, 2004 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
	(in millions of SEK)
Balance at December 31, 2003	1	0	3,498	3,499
Effect of change of accounting principles	—	—	(55)	(55)

New Balance at December 31, 2003	1	0	3,443	3,444
Calculated tax effect of group contribution	—	—	37	37
Net income	—	—	96	96

Balance at March 31, 2004	1	0	3,576	3,577

        Companies with securities listed on a regulated Swedish market and companies in which there is a significant public interest are required to adopt, as of January 1, 2004, RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council. The standards are equivalent to IAS 19.

        The adoption of RR 29 means that all post-employment benefits plans have to be classified as defined contribution plans or defined benefit plans. In a defined contribution plan, the contribution payable is recognized as an expense. In a defined benefit plan the company recognizes the present value of the provision and an expense based on a number of assumptions relating to, for example, future salary increases and inflation. The change in pension liability upon adoption of the new standard is charged directly to equity. The increase in pension liability amounts to SEK 61 million and our equity has been reduced by SEK 55 million after income tax and special employers contribution tax effects.

Note 7.    Long-term Liabilities to Credit Institutions

	2004	2005	2006	2007	2008	2009+
Bond loan	—	—	—	—	—	2,828

Loans	370	376	382	303	4	672

Total	370	376	382	303	4	3,500

        The Company had as of March 31, 2004 debt of SEK 38 million secured by real estate mortgages and debt of SEK 378 million that was guaranteed by a financial institution. The bond loan is secured by a pledge of all of the outstanding share capital in Preem Petroleum and an assignment by way of security of an inter-company loan from Preem Holdings to Preem Petroleum of SEK 2,277 million.

Note 8.    Contingent liabilities

        There has been no material change in the Company's contingent liabilities since December 31, 2003 other than as follows.

        In 2004 we have received claims for reimbursement of remediation costs in connection with the sale of our Polish subsidiary of an aggregate amount of approximately SEK 1.6 million.

        For further information, see note 23 in the Company's Consolidated Financial Statements included in its 2003 Annual Report.

Note 9.    Interim Segment Information

        The Company operates mainly in the oil and gas industry and has two reportable segments: a supply and refining segment and a marketing segment. The two segments were determined based upon the types of services and products that are provided to customers. The supply and refining segment operates the wholly owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg, and the wholly owned Preemraff refinery located near the harbor of Torshamnen in Gothenburg, as well as storage depots throughout Sweden. The supply and refining segment sells a full range of refined products in Sweden and abroad. The marketing segment sells home-heating gasoil directly to end users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the supply and refining segment. The marketing segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its network of service stations.

        In March 2004, Preem Petroleum sold ENÖK Energi AS a wholly owned subsidiary through which the Company conducted its Norwegian operations. The sale of its Norwegian operations follows the Company's decision to concentrate further investments on refining and to strengthen its marketing activities in Sweden. After the consummation of this transaction, the marketing segment no longer has any international operations.

        Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment sales were made at market rates.

        Financial information by segment is as follows:

	Three months ending March 31, 2004
	2003	2004
	(in millions)
Sales revenue:
Supply and refining	9,578	8,020
Marketing	3,256	2,243
Segment sales revenue	12,834	10,263

Exchange rate differences	(42)	18
Intersegment sales revenue	(2,446)	(1,820)

Sales revenues	10,346	8,461
Segment operating profit:
Supply and refining	599	332
Marketing	34	34

Segment operating profit	633	366
Other non-allocated income net(1)	(167)	18

Income from operations	466	384
Non-allocated items(2)	(80)	(250)

Income before income taxes	386	134

(1)
Other non-allocated income (expense) includes the corporate cost center and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

(2)
Non-allocated items consist of interest income and expenses and other financial income and expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Business

        We are one of Europe's largest independent oil refining companies and the largest Swedish oil company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors.

        Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of three divisions, a home-heating division, a business-to-business division, and a station and consumer division. The marketing segment resells refined products wholesale and retail primarily in Sweden. In the first quarter of 2004, our supply and refining segment sold approximately 77% (by value) of its products to third parties and 23% to our marketing segment.

        In March 2004, Preem Petroleum sold ENØK Energi AS, a wholly owned subsidiary through which we conducted our Norwegian operations. We do not expect that the sale of our Norwegian operations will have a material effect on our financial condition and results of operations in 2004. The sale of our Norwegian operations follows our decision to concentrate further investments on refining and to strengthen our marketing activities in Sweden. After the consummation of this transaction, our marketing segment no longer has any international operations.

        In December 2003, we acquired 25% of the Scanraff refinery from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, for a total consideration of approximately SEK 1,500, which increased our ownership in Scanraff from 75% to 100%. The total consideration includes consideration for capital stock and assumed debt. In addition, we acquired inventory at Scanraff owned by Hydro R&M Holding.

Refining margins

        Oil refineries measure the financial performance of their operations by their margins. Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products. See "Business—Supply and Refining Operations—Raw Materials" and "—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this offering memorandum.

        "Gross refining margin" is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Scanraff, that can produce a higher percentage of the lighter, higher-value fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff. "Refining margin" measures the ability of a refinery to cover the variable refining costs of its refining process in addition to the cost of crude oil purchases. Variable refining costs consist of volume-related costs, such as the cost of energy. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Fixed operating costs consist of, among others, maintenance, personnel, insurance and property costs. Net cash margin indicates the cash generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

        Our refining margins are affected by numerous factors beyond our control, including the supply of and demand for crude oil and refined products, which, in turn, depend on a variety of factors, including the following:

  •
  changes in global economic conditions, including exchange rate fluctuations;

  •
  political stability in major oil-producing countries;

  •
  actions by OPEC and crude oil production levels;

  •
  the availability of crude oil and refined product imports;

  •
  worldwide inventory levels of crude oil and refined products;

  •
  the availability and suitability of competitive fuels;

  •
  the extent of government regulation, in particular, as it relates to environmental policy;

  •
  market imperfections caused by regional price differentials;

  •
  local market conditions and the level of operations of other refineries in Europe;

  •
  the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);

  •
  seasonal demand fluctuations;

  •
  expected and actual weather conditions; and

  •
  changes in technology.

        These and other factors beyond our control are likely to play an important role in refining industry economics.

        The following table shows the calculation of margins for Scanraff and Preemraff for the three months ended March 31, 2003 and 2004. In accordance with industry practice, the margins are expressed in U.S. dollars per barrel. The information for Scanraff shows our share of the refinery's production for the periods indicated.

	Three months ended March 31,
			Percent Change
	2003	2004
	(in Dollars/barrel)
Scanraff
Gross refining margin	$4.84	$4.08	(16%	)
Variable refining costs	(0.45)	(0.40)	(11%	)

Refining margin	4.39	3.68	(16%	)
Fixed operating costs	(0.69)	(0.54)	(22%	)

Net cash margin	3.70	3.14	(15%	)
Depreciation	(0.46)	(0.56)	22%

Net refining margin	$3.24	$2.58	(20%	)

Total production (000 barrels)	13,870	18,140	31%
Preemraff
Gross refining margin	$3.71	$1.70	(54%	)
Variable refining costs	(0.25)	(0.26)	4%
Natural gas, refining fuel	(0.06)	(0.10)	67%

Refining margin	3.40	1.34	(61%	)
Fixed operating costs	(0.79)	(0.99)	25%

Net cash margin	2.61	0.35	(87%	)
Depreciation	(0.60)	(0.56)	(7%	)

Net refining margin	$2.01	$(0.21)	(110%	)

Total production (000 barrels)	9,975	9,565	(4%	)

        As noted above, the gross refining margin decreased by 16% at Scanraff and 54% at Preemraff from the first quarter of 2003 to the first quarter of 2004. We believe that the decrease in the gross refining margins at our two refineries was due to certain industry-wide factors beyond our control, including an increase in the price of crude oil and an exceptionally strong first quarter of 2003. Since the end of the first quarter of 2004, refining margins have improved, due primarily to low inventory levels (particularly of gasoline in the United States), strong demand growth and high industry-wide refinery capacity utilization.

Price Effect on Inventories

        We hold large inventories of crude oil and refined products and, as a result, our financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, our gross profit would generally be positively affected, because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit that we earn during a period of rising prices may be attributable solely to the increase in prices during the period after we buy the crude oil and prior to the time we finish refining it and sell it.

        However, during periods of rising crude oil prices, the cost of replenishing our crude oil inventories and, thus, our working capital requirements, are similarly rising. Because changes in refined product prices tend to lag behind changes in crude oil prices, we generally experience the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to our gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, our gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects.

        We believe that, although the price effect on inventories may impact our results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is thus important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices. See "Business—Supply and Refining Operations—Raw Materials" and "—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this offering memorandum.

Fluctuations in Foreign Currency Exchange Rates

        Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates, specifically translation risk and transaction risk. We are exposed to translation risk because a significant percentage of our sales and expenses are realized and incurred in currencies other than the kronor, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the kronor. We are exposed to transaction risk because our revenues and costs are denominated in both the dollar and the kronor.

  Translation Risk

        Revenues and Expenses.    Substantial portions of our revenues and expenses are recorded in dollars and then translated into kronor for inclusion in our financial statements. Thus, a decline in the value of the dollar against the kronor will have a negative affect on our revenues as reported in kronor, that is, the kronor-value of our dollar-denominated revenues will decline. Conversely, a decline in the value of the dollar against the kronor will have a positive effect on our expenses as reported in kronor, that is, the kronor value of our dollar-denominated expenses will decline.

        Inventory.    In the course of our ordinary operations, we store significant amounts of crude oil and refined products, the value of which is denominated in dollars because market prices for crude oil and refined products are typically denominated in dollars. Our total inventories, which are accounted for as part of our current assets, were SEK 3,176 million as of March 31, 2004 and SEK 4,679 million as of December 31, 2003. A decrease in the value of the dollar against the kronor will result in a decrease in the value of our inventories, when expressed in kronor. Foreign exchange gains or losses on our inventory are included as part of cost of goods sold.

        Indebtedness.    As of March 31, 2004, approximately 17% of our debt was denominated in dollars, 19% was denominated in kronor, and 64% was denominated in euro. As a result, a decrease in the value of the dollar or the euro against the kronor will result in a decrease in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Conversely, an increase in the value of the dollar or the euro against the kronor will result in an increase in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Foreign exchange gains or losses on our indebtedness are included as part of financial expense, net.

  Transaction risk

        We are exposed to transaction risk because our revenues and expenses are denominated in both kronor and dollars. Accordingly, the relative movements of the kronor/dollar exchange rate can significantly affect our results of operations. For example, an appreciation of the kronor against the dollar may adversely affect our margins to the extent that our kronor-denominated revenues do not cover our kronor-denominated expenses. This risk is reduced by matching sales revenues and expenses in the same currency, which is generally the practice in our industry given the percentage of purchase and sales contracts that are denominated in dollars.

        In addition, we are exposed to transaction risk in connection with our accounts payable for crude oil purchases. If the dollar changes in value against the kronor between the date of purchase and the date of payment, the difference in the kronor value of our payment and the kronor value of the account payable would be recorded as a foreign exchange gain or loss in our results of operations. We face a similar risk with respect to our accounts receivable for refined product sales.

Results of operations

  Summary

        The following table shows certain items in our consolidated statements of operations for the three months ended March 31, 2003 and 2004.

	Three months ended March 31,
	2003	2004
			% Change
	SEK	SEK
	(in millions, except % change)
Consolidated Statement of Operations Data:
Revenues	12,560	10,551	(16%)
Excise duties	(2,214)	(2,090)	(6%)

Sales revenue	10,346	8,461	(18%)
Cost of goods sold	(9,643)	(7,855)	(19%)
Gross profit	703	606	(14%)
Selling and administrative expenses	(316)	(291)	(8%)
Other operating income/expenses	79	69	(13%)

Operating income	466	384	(18%)
Financial expense, net(1)	(80)	(250)	212%

Income (loss) before taxes	386	134	(65%)
Income taxes(2)	(108)	(37)	(66%)
Minority interests	(1)	(1)	0%

Net profit (loss)	277	96	(65%)

(1)
Financial expense, net, consists of the share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange gains or losses on our indebtedness and certain other items.

(2)
Income taxes do not generally reflect cash payable or paid, because we transfer, to the extent possible, our taxable income to our parent company as a group contribution, which is in the form of a book-entry dividend.

        The following table shows the sales revenue and operating income for each of our business segments for the three months ended March 31, 2003 and 2004.

	Three months ended March 31,
	2003	2004
			% Change
	SEK	SEK
	(in millions, except % change)
Sales Revenue:
Supply and refining(1)	9,578	8,020	(16%	)
Marketing	3,256	2,243	(31%	)
Exchange rate differences	(42)	18	143%
Group eliminations	(2,446)	(1,820)	(26%	)
Total Sales Revenue(2)	10,346	8,461	(18%	)
Operating Income (loss):
Supply and refining	599	332	(45%	)
Marketing	34	34	0%
Other non-allocated income (expense)(3)	(167)	18	111%
Total Operating Income	466	384	(18%	)

(1)
Includes sales by our supply and refining segment to our marketing segment of SEK 2,444 million in the first quarter of 2003 and SEK 1,818 million in the first quarter of 2004. We have included inter-company sales revenue in the total for our supply and refining segment. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our audited annual consolidated financial statements.

(2)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(3)
In order to evaluate the performance of our segments, we allocate certain items as "non-allocated income (expense)." Specifically, we include in non-allocated income (expense) our "corporate cost center" and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

        Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. Sales revenue also includes foreign exchange gains or losses on our accounts receivable. In this discussion, we have provided sales revenue figures for our supply and refining segment and our marketing segment. The sales revenue of our supply and refining segment includes inter-company sales to the marketing segment and the sales revenue of our marketing segment includes the sales revenue received on the resale of such refined products. The inter-company sales between our supply and refining segment and our marketing segment are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our supply and refining segment properly reflects the results of these segments for purposes of comparison. These inter-company sales have been eliminated in our annual audited consolidated financial statements.

        Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). Cost of goods sold also includes foreign exchange gains or losses on our inventory and our accounts payable. We have no supply contracts longer than 12 months in duration. We rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

        Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in "contango," meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. So long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements.

        Selling expenses consist primarily of the costs of sales personnel, advertising and promotions. Administrative expenses consist primarily of the costs of administrative personnel.

        Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their EU-imposed compulsory storage obligations, income from the rental of dealer-operated service stations and several other items, none of which is individually material. Our other operating income is largely attributable to our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

        Operating income is gross profit net of the foregoing items and net of non-recurring items, if any. We have itemized the contributions to operating income of our supply and refining segment and our marketing segment.

        Financial expense, net, consists of our share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange gains or losses on our indebtedness, and certain other items.

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings in the form of a book-entry dividend, which, for Swedish tax purposes, is referred to as a group contribution. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders' equity, which includes net profit earned during the year, shown on a consolidated and stand-alone basis and an amount that, given due consideration to the financing needs of the group, its liquidity or financial position, would not contravene sound business principles. The group contribution is simultaneously offset by an equity contribution from Corral Petroleum Holdings. The excess of the group contribution, if any, over the equity contribution represents a true dividend payable in cash. We paid income taxes in cash of SEK 57 million in 2001, SEK 17 million in 2002 and SEK 4 million in 2003. The amounts recorded as income taxes in our results of operations represent the income taxes that we would have paid had we not made a group contribution. We follow the same strategy at the Preem Petroleum level to minimize the amount of income taxes that it pays. We cannot assure you that we will be able to employ this tax optimization strategy in the future. If we are unable to employ this strategy, we would be required to pay income taxes in cash to the Swedish government on our taxable income.

        Minority interests as of December 31, 2003 principally reflect the interest of Vattenfall AB in Preem Gas AB. Prior to April 2002, minority interests reflected the interests of Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, in Skandinaviska Raffinaderi AB Scanraff. In April 2002, with the restructuring of Scanraff and Scancracker, we began accounting for our ownership in Scanraff using the proportional method instead of the purchase method. The proportional method resulted in the inclusion of only 75% of the revenues, expenses, assets and liabilities attributable to Scanraff. The purchase method would have resulted in the inclusion of 100% of the revenues, expenses, assets and liabilities attributable to Scanraff, with corresponding minority interests recorded in the income statement and balance sheet, as applicable, to account for the 25% owned by Hydro R&M Holding.

  Three months ended March 31, 2004 compared to three months ended March 31, 2003

        Revenues.    Our revenues for the three months ended March 31, 2004 were SEK 10,551 million, a decrease of SEK 2,009 million, or 16%, from SEK 12,560 million for the three months ended March 31, 2003. This decrease is primarily attributable to the weakening of the dollar versus the krona. In the first quarter 2004, the average dollar to krona exchange rate decreased by approximately 12% from $1.00 = SEK 8.53 in the first quarter of 2003 to $1.00 = SEK 7.52 in the first quarter of 2004.

        Sales revenue.    Sales revenue for the three months ended March 31, 2004 was SEK 8,461 million, a decrease of SEK 1,885 million, or 18%, from SEK 10,346 million for the three months ended March 31, 2003, primarily as a result of the decrease in the average dollar to krona exchange rate.

        Cost of goods sold.    Cost of goods sold for the three months ended March 31, 2004 was SEK 7,855 million, a decrease of SEK 1,788 million, or 19%, from SEK 9,643 million for the three months ended March 31, 2003, primarily as a result of the decrease in the average dollar to krona exchange rate.

        Gross profit.    Gross profit for the three months ended March 31, 2004 was SEK 606 million, a decrease of SEK 97 million, or 14%, from SEK 703 million for the three months ended March 31, 2003. The decrease was due primarily to lower refining margins and the weaker dollar, which was, to a certain extent, offset by the increase in market prices for crude oil and refined products during the first quarter 2004, which, in turn, resulted in price gains on our inventories.

        Selling and administrative expenses.    Selling expenses for the three months ended March 31, 2004 were SEK 188 million, a decrease of SEK 9 million, or 5%, from SEK 197 million for the three months ended March 31, 2003. The decrease in selling expenses is primarily a result of goodwill amortization and cost reductions in our marketing segment. Administrative expenses for the three months ended March 31, 2004 were SEK 103 million, a decrease of SEK 16 million, or approximately 13%, from SEK 119 million for the three months ended March 31, 2003. The decrease is largely a result of cost reductions for IT services and the removal of accrued expenses that did not occur in connection with the sale of our Polish operations in the first quarter of 2003.

        Other operating income.    Other operating income for the three months ended March 31, 2004 was SEK 69 million, a decrease of SEK 10 million, or 13%, from SEK 79 million for the three months ended March 31, 2003. The decrease is primarily attributable to lower sales of waste heat from our Preemraff refinery to the city of Gothenburg and to lower sales of storage certificates.

        Operating income.    Operating income for the three months ended March 31, 2004 was SEK 384 million, a decrease of SEK 82 million, or 18%, from SEK 466 million for the three months ended March 31, 2003. The operating income of our supply and refining segment was SEK 332 million for the three months ended March 31, 2004, a decrease of SEK 267 million, or 45%, from SEK 599 million in the three months ended March 31, 2003. This decrease was due primarily to lower refining margins and the weaker dollar, which was, to a certain extent, offset by the increase in market prices for crude oil and refined products during the first quarter 2004, which, in turn, resulted in price gains on our inventories. The operating income of our marketing segment was SEK 34 million for the three months ended March 31, 2004, the same as in the three months ended March 31, 2003.

        Financial expense, net.    Net financial expense for the three months ended March 31, 2004 was SEK 250 million, an increase of SEK 170 million, or 212%, from SEK 80 million for the three months ended March 31, 2003. The change resulted primarily from an increase in a foreign exchange losses of SEK 46 million on our outstanding 10 5/8% senior secured notes due 2011 and a decrease in foreign exchange losses of SEK 121 million on our net U.S. dollar-denominated indebtedness.

        Income taxes.    Income taxes for the three months ended March 31, 2004 were SEK 37 million, a decrease of SEK 71 million, or approximately 66% from SEK 108 million for the three months ended March 31, 2003. The decrease in our income taxes was attributable to a decrease in our taxable income from SEK 386 million for the three months ended March 31, 2003 to SEK 134 million for the three months ended March 31, 2004.

Recently issued accounting standards

  U.S. GAAP

        In May, 2003, the Financial Accounting Standards Board, or FASB, issued the Statement of Financial Accounting Standards, or SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instrument entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on our financial positions, results of operations or cash flows.

        In December 2003, the FASB issued FASB interpretation No 46. (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R") which addresses how a business enterprise should have evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company shall apply FIN 46 or FIN 46R to variable interest entities, or VIEs, created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. The Company shall apply FIN 46R to all entities no later than the end of the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R is not expected to have a material effect on our financial positions, results of operations or cash flows.

        In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. However, there may be cases in which there is objective and reliable evidence of fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 is not expected to have a material effect on our financial positions, results of operations or cash flows.

  Swedish GAAP

        Companies with securities listed on a regulated Swedish market and companies in which there is a significant public interest are required to adopt, as of January 1, 2004, RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council. The standards are equivalent to IAS 19. The adoption of RR 29 and IAS 19 means that all post-employment benefits plans have to be classified as defined contribution plans or defined benefit plans. In a defined contribution plan the contribution payable is recognized as an expense. In a defined benefit plan the company recognizes the present value of the provision and an expense based on a number of assumptions relating to, for example, future salary-increase and inflation. The change in pension liability on first time adopting the new standard is charged directly to equity. The increase in pension liability amounts to SEK 61 million and our equity has been reduced by SEK 55 million after income tax and special employers contribution tax effects.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 26 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following accounting principles applied by us that are deemed to be critical are discussed below.

Impairment of long-lived assets

        We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Capitalized Turnaround Costs

        We record the cost of regularly scheduled major maintenance ("turnarounds") as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position had been adopted, we would have been required to write off the balance of our deferred maintenance costs, which totaled SEK 289 million at March 31, 2004, and expense future costs as incurred. The FASB recently voted not to clear this proposed Statement of Position and will consider adding a project to its agenda to address cost capitalization and depreciation issues.

Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the value of these inventories had been $1 per barrel lower as of March 31, 2004, the value of our inventory would have been approximately SEK 87 million lower. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

Contingencies

        We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the three months ended March 31, 2004, operating income (loss), before depreciation and amortization (OIBDA) was SEK 646 million, compared to SEK 683 million for the three months ended March 31, 2003.

        OIBDA is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net profit, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. We believe that OIBDA provides useful information to investors because it is a measure of cash flow and an indicator of our ability to finance our operations, capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under both Swedish GAAP and U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Funds depicted by this measure may not be available for management's discretionary use or for service of payment of interest or principle on our outstanding indebtedness. Because all companies do not calculate OIBDA identically, the presentation of OIBDA may not be comparable to similarly entitled measures of other companies. The following table presents a reconciliation of OIBDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Three months ended March 31,
	2003	2004
	(in millions of SEK)
Operating income	466	384
Depreciation and amortization	217	262
OIBDA	683	646
Financial income/expense, net	(80)	(250)
Other adjustments for non-cash items	4	1
Unrealized exchange gains	(41)	141
Taxes paid	—	—
Changes in working capital	(749)	1,072
Cash flow from operating activities	(183)	1,610

        We believe that cash flow from operating activities, bank borrowings and other available sources of funds will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

  Cash Flow

        The table below shows a summary of the Cash flow Statements as of March 31, 2003 and March 31, 2004, respectively:

	Three months ended March 31,
	2003	2004
	SEK	SEK
Cash flow from operating activities before changes in working capital	566	538
Cash flow from (used in) operating activities	(183)	1,610
Cash flow used in investing activities	(101)	(108)
Cash flow (used in) provided by financing activities	85	(1,025)
Cash flow of the period	(199)	477

        Cash flow from operating activities before changes in working capital was SEK 538 million for the three-month ended March 31, 2004, a decrease of SEK 28 million from SEK 566 million for the three-month period ended March 31, 2003. The decrease was primarily a result of a decrease in income after financial items of SEK 252 million, which was offset by an increase in unrealized exchange losses of SEK 182 million and an increase in depreciation of surplus values of SEK 28 million, which was primarily a result of our 25% investment in Scanraff as of December 17, 2003.

        Cash flow from operating activities was SEK 1,610 million for the three-month period ended March 31, 2004, an increase of SEK 1,793 million, from a negative SEK 183 million for the three-month period ended March 31, 2003, which was primarily a result of a decrease in inventory of SEK 1,929 million.

        Cash flow used in investment activities was SEK 108 million for the three-month period ended March 31, 2004, compared to SEK 101 million for the three-month period ended March 31, 2003. Cash flow used in financing activities was negative SEK 1,025 million for the three-month period ended March 31, 2004, compared to a positive cash flow from financing activities of SEK 85 million for the three-month period ended March 31, 2003. This change was a result of payments of loans, net, to credit institutions of SEK 1,025 million for the three-month period ended March 31, 2004.

        In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK 2,090 million for the three-month period ended March 31, 2004 compared to SEK 2,214 million for the three-month period ended March 31, 2003. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

Description of Indebtedness

        As of March 31, 2004, we had total debt (excluding a shareholder loan from our parent company, Corral Petroleum Holdings AB (publ)) of SEK 6,901 million. Our long-term debt (excluding the shareholder loan) amounted to SEK 4,381 million as of March 31, 2004. We also had current debt of SEK 2,520 million, which included the current portion of our long-term debt of SEK 554 million. These loans and facilities are provided by various international banks. As of March 31, 2004, our indebtedness bore interest at a weighted average annual rate of 7.0%. In addition, as of March 31, 2004, we owed SEK 242 million to our parent company, Corral Petroleum Holdings, in the form of an interest-free, subordinated loan, which has no maturity date.

Subsequent events

Preem Petroleum Notes offering

        On May 10, 2004, Preem Petroleum issued €100 million aggregate principal amount of 9% senior subordinated notes due 2014, which were guaranteed on a senior basis by Preem Holdings.

Proposed New Credit Facilities

        On April 26, 2004, we signed an appointment letter with SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), pursuant to which they are appointed to act, on a best efforts basis, as lead arrangers in connection with proposed new multi-currency revolving credit and term loan facilities for Preem Petroleum for an amount of €300 to 355 million. Preem Holdings will act as guarantor under the proposed new credit facilities. We have not yet entered into any definitive documents and the proposed lenders have conditioned their efforts upon satisfactory completion of due diligence, execution of satisfactory documentation, and successful syndication, among other things. In addition, even if all of the foregoing are satisfied, draw downs will require investment of additional equity into Preem Petroleum and satisfaction of certain other conditions.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

  Commodity Price Risk

        Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) was $18.68 per barrel in December 2001, while the three-year high was $33.79/barrel in March 2004. Monthly average prices decreased by $5.08 per barrel from September to October 2001, by $4.66 per barrel from November to December 2002 and by $5.68/barrel from March to April 2003.

        Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

        We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

  •
  Hedging Activities/Hedge of Inventory: As of March 31, 2004, we had a long position in derivative contracts of Brent crude oil and oil products of 122,000 m3. The unrealized loss as of March 31, 2004, was SEK 11 million.

  •
  Trading Activities: As of March 31, 2004, the following commodity derivative contract was not treated as a hedge: a short position on trading of 1,000 m3. The unrealized profit as of March 31, 2004, was SEK 7 million.

  •
  Hedging Activities/Hedge of refining margin: As of March 31, 2004, 5.6 million barrels of the year 2004 refinery production was secured at a refining margin of $2.636 per barrel. The unrealized loss as of March 31, 2004, was SEK 7 million. The currency components in the hedge activities of refining margins have been hedged. The unrealized profit as of March 31, 2004, was SEK 24 million.

  Foreign Currency Risk

        We publish our financial statements in kronor. However, our crude oil purchases are primarily denominated in U.S. dollars, our revenues are denominated in both U.S. dollars and kronor, a portion of our indebtedness is denominated in U.S. dollars, a portion of our indebtedness is denominated in kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the U.S. dollar-krona and Euro-krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in U.S. dollars to hedge our expenses to inventories, which are also priced in U.S. dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

        In the three-month period ended March 31, 2004, we estimate that we received 70% of our revenues in U.S. dollars and 30% in kronor and that we incurred 80% of our costs and expenses in U.S. dollars and 20% in kronor. In the three-month period ended March 31, 2003, we estimate that we received 70% of our revenues in U.S. dollars and 30% in kronor and that we incurred 80% of our costs and expenses in U.S. dollars and 20% in kronor. As of March 31, 2004, our krona-denominated, fixed-rate indebtedness totaled SEK 535 million and our krona-denominated, variable-rate indebtedness totaled SEK 589 million. As of March 31, 2004, our U.S. dollar-denominated, fixed-rate indebtedness totaled $105 million and our U.S. dollar-denominated, variable-rate indebtedness totaled $25 million. As of March 31, 2004, our Euro-denominated fixed-rate indebtedness totaled €305 million.

        The table below presents, as of March 31, 2004 and December 31, 2003, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our consolidated financial statements.

	2004	2005	2006	2007	2008	2009+	Total Value	Percentage of Total Long- Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of March 31, 2004:
Fixed rate debt—amount due	—	—	—	300	—	235	535	11%	573
Variable rate debt—amount due	370	187	4	3	4	21	589	12%	589
Dollar-denominated indebtedness as of March 31, 2004:
Fixed rate debt—amount due	—	—	378	—	—	416	794	16%	874
Variable rate debt—amount due	—	189	—	—	—	—	189	4%	189
Euro-denominated indebtedness as of March 31, 2004:
Fixed rate debt—amount due	—	—	—	—	—	2,828	2,828	57%	2,927
Krona-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	300	—	235	535	10%	573
Variable rate debt—amount due	555	187	204	3	4	21	974	19%	974
Dollar-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	364	—	—	400	764	15%	844
Variable rate debt—amount due	—	182	—	—	—	—	182	3%	182
Euro-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	—	—	2,774	2,774	53%	2,823

(1)
Includes current portion.

        We had, as of March 31, 2004, cash and cash equivalents in foreign currencies amounting to SEK 155 million, of which the equivalent of SEK 145 million was denominated in U.S. dollars, the equivalent of SEK 10 million was denominated in Euro and the equivalent of SEK 0 million was denominated in other European currencies.

  Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either March 31, 2004 or December 31, 2003. As of March 31, 2004, SEK 4,157 million of our indebtedness required payment at fixed rates and SEK 778 million required payment at variable rates. As of December 31, 2003, SEK 4,073 million of our indebtedness required payment at fixed rates and SEK 1,156 million required payment at variable rates.

        The table below presents, as of March 31, 2004 and December 31, 2003, principal cash flows and related weighted average interest rates by expected maturity dates.

	2004	2005	2006	2007	2008	Thereafter	Total Value	Percentage of Total Long- Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
As of March 31, 2004:
Fixed rate debt—amount due	—	—	378	300	—	3,479	4,157	84%	4,374
Weighted average interest rate	—	—	5.6%	6.4%	—	9.8%	9.2%	—	—
Variable rate debt—amount due	370	376	4	3	4	21	778	16%	778
Weighted average interest rate	3.1%	2.5%	4.5%	4.5%	4.5%	4.5%	2.9%	—	—
As of December 31, 2003:
Fixed rate debt—amount due	—	—	364	300	—	3,409	4,073	78%	4,240
Weighted average interest rate	—	—	5.6%	6.4%	—	9.8%	9.2%	—	—
Variable rate debt—amount due	555	369	204	3	4	21	1,156	22%	1,156
Weighted average interest rate	3.2%	2.6%	3.3%	3.9%	3.9%	3.9%	3.0%	—	—

(1)
Includes current portion.

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SIGNATURES
TABLE OF CONTENTS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
PRESENTATION OF CERTAIN INFORMATION
Preem Holdings AB and Consolidated Subsidiaries Consolidated Income Statements (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Statements of Cash Flow (unaudited)
Preem Holdings AB and Consolidated Financial Statements Notes to Consolidated Financial Statements Three-Month Period Ended March 31, 2003
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS